Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
May 5, 2025
VIA EDGAR
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Funds (File Nos.: 333-28697 and 811-08243)
Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Dear Ms. Fettig:
The following are responses to the follow-up comments that you provided by telephone on April 3, 2025, in connection with the review by the SEC Staff (“Staff”) of the Direxion Funds’ (“Fund Trust”) Annual Reports on Form N-CSR dated August 31, 2024, the Direxion Shares ETF Trust’s (“ETF Trust,” together with the Fund Trust, the “Trusts”) Annual Reports on Form N-CSR dated October 31, 2024, pursuant to the Sarbanes-Oxley Act of 2002, as amended, including the Trusts’ tailored shareholder reports, N-CEN filings and the website. Each follow-up comment references the original comments and responses as included in the Trusts’ response letter filed on March 14, 2025.
The Fund Trust and ETF Trust are referred to herein each as a “Trust” or “Registrant” and collectively as the “Trusts” and “Registrants.” Series of each Trust are referred to individually as a “Fund” and collectively as the “Funds.” Your comments and the Trusts’ responses are set forth below.
Website Posting: Financial Statements and Other Information
1) In response to Comment #7, each Registrant noted that it will post Items 7-11 of Form N-CSR after it files its N-CSR or N-CSRS, as applicable. However, the Staff notes that Form N-CSR is due within 70 days of the end of a registrant’s fiscal year end whereas the website posting requirement under Rule 30e-1(b)(2) must be completed within 60 days after the fiscal year end. Please confirm that the Registrants will make timely postings of Items 7-11 of Form N-CSR as required by the rule.
Each Registrant confirms that it will make timely postings of Items 7-11 of Form N-CSR as required by Rule 30e-1(b)(2).
Financial Statements
2) In response to Comment #9, the Registrant noted that it will categorize the Hilton Tactical Income Fund’s (the “Hilton Fund”) investments by type as required by Regulation S-X, Article 12-12, footnote 2. Please also confirm that the Registrant will categorize the Hilton Fund’s investments in investment companies by investment company type, as required by the provisions of Regulations S-X, Article 12-12, footnote 2.
Registrant confirms that in future filings for the Hilton Fund, the Fund’s schedule of investments will categorize any investments in investment companies by investment company type as required by Regulation S-X, Article 12-12, footnote 2.
Notes to Financial Statements (“Notes”)
3) In response to Comment #15, the Registrant noted that it was reviewing the requirements regarding disclosing fees paid to the subadviser of each sub-advised Fund (i.e., the Direxion HCM Tactical Enhanced US ETF (“HCMT”) and the Hilton Fund) with its audit firm and other service providers. Please provide an updated response with the results of such review. The Staff takes the position that subadvisory fees payable by a fund to an unaffiliated subadviser, regardless of whether it is paid directly by the fund or indirectly by the fund’s adviser, should be disclosed under FASB ASC 850.
Each Registrant confirms that it will disclose the subadvisory fees paid to the subadviser for each of HCMT and the Hilton Fund in the Notes in future filings.
Form N-CEN
4) In response to Comment #21, the Registrant noted that the response to Item B.13.a.i in the ETF Trust’s 2023 Form N-CEN filing was correct because a claim was filed under the ETF Trust’s D&O insurance policy in connection with frivolous shareholder litigation. Please provide additional detail regarding the litigation.
Registrant filed detailed information in a Form 40-33, which contains the complaint that was filed against the ETF Trust, among others, on EDGAR. See SEC Accession No. 0001193125-22-187198.
Fee Tables in Prospectuses
5) In response to Comment #12(b), Registrant noted that it was reviewing the comment regarding interest expenses with its audit firm, Trust counsel and other service providers to determine the appropriate way to present interest expense in the fee tables, statements of operations and other filings. Please provide an updated response following such review.In connection with considering whether any revisions to financial statements may be necessary as a result of the internal analysis that has occurred following this initial comment and in providing a response to this follow-up comment, please provide a materiality analysis under Staff Accounting Bulletin No. 99 in your response. In your analysis, please consider whether any previous financial statements would be impacted retroactively by any changes that are made to the Registrant’s financial statement presentation.
Registrant confirms that this review is ongoing, and it will provide the Staff with an update in a separate correspondence filing and will provide a materiality analysis under Staff Accounting Bulletin No. 99 as requested.
6) In response to Comment #13, the Registrant noted that it determined excise tax to be an extraordinary expense (as such term is used in Item 3, Instruction 3(c)(ii) to Form N-1A). Please consider whether the treatment of the excise tax expense as extraordinary is appropriate given that excise taxes occur from time to time and are not unusual in the investment management industry. Please also consider whether such excise tax may have been treated as a tax and paid by the Fund because taxes are specifically excluded from the Registrant’s operating expense limitation agreement.
Registrant will provide the Staff with the requested analysis in a separate correspondence filing.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC